UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER 001-32598

CUSIP NUMBER 29362U 10 4

(Check one):	☒	Form 10-K	☐	Form 20-F	☐	Form 11-K
	☐	Form 10-Q	☐	Form 10-D	☐	Form N-SAR
					☐	Form N-CSR

For Period Ended: August 27, 2005

☐	Transition Report on Form 10-K

☐	Transition Report on Form 20-F

☐	Transition Report on Form 11-K

☐	Transition Report on Form 10-Q

☐	Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I—REGISTRANT INFORMATION

Full Name of Registrant: Entegris, Inc.

Former Name if Applicable:

Address of Principal Executive Office (Street and Number): 3500 Lyman Boulevard

City, State and Zip Code: Chaska, Minnesota 55318

PART II—RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) ☒

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)	The subject annual report, semi annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III—NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

On August 6, 2005, the Registrant completed its merger with Mykrolis Corporation pursuant to an Agreement and Plan of Merger, dated as of March 21, 2005; this closing occurred only 21 days prior to the last day of the Registrant’s 2005 fiscal year. The integration efforts following the consummation of the merger have required, and continue to require, significant attention and resources from management and the Registrant. Fiscal 2005 is also the first fiscal year in which Registrant is required to assess and report on the effectiveness of Registrant’s internal control over financial reporting. As a result of the combined impact of these events and requirement the Registrant is unable to file its Annual Report on Form 10-K for the fiscal year ended August 27, 2005 within the prescribed period without unreasonable effort or expense. Additional time is required for the preparation and filing of the Registrant’s audited financial statements for the fiscal year ended August 27,2005 and of the Form 10-K to ensure accurate disclosure of all information relating to the consummation of the merger in the financial statements and the Form 10-K as well as to complete the evaluation of the effectiveness of the Registrant’s internal control over financial reporting. In addition, until this information is finalized, the review of the Registrant’s Annual Report on Form 10-K for the fiscal year ended August 27, 2005 cannot be completed. Therefore, an extension of time to file is requested. As indicated in Part II above, the Form 10-K will be filed on or before the 15th calendar day following the prescribed due date.

PART IV—OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

Peter W. Walcott	(978)	436-6680
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion there? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

It is anticipated that the Registrant will report net sales of approximately $367 million for the fiscal year ended August 27, 2005 as compared to net sales of $346.8 million reported for the fiscal year ended August 28, 2004. Net income for fiscal year 2005 is anticipated to decrease to approximately $9 million from the Registrant’s reported net income of $24.8 million for fiscal 2004. This reduction in net income in fiscal 2005 is due, for the most part, to the significant merger related and integration expenses that were incurred in fiscal 2005 in connection with the consummation of the merger of the Registrant with Mykrolis Corporation. The foregoing estimates are as of the time of this filing and, although they are believed to be reliable, they may be subject to change.

Entegris, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 10, 2005	By:	/S/ JOHN D. VILLAS
	Name: Title:	John D. Villas Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations

(See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1.	This form is required by Rule 12b-25 (17 CFR 240.12b-25 ) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.	One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.	Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5.	Electronic Filers: This form shall not be used by electronic files unable to timely file a report solely due to electronic difficulties. Files unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b) of this chapter).